Filed by Urgent.ly Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934 Subject Company: Otonomo Technologies Ltd. Commission File No.: 001-40744 Date: September 19, 2023 Investor Presentation Merger with Otonomo September 2023

Confidentiality and Disclosures This presentation is for information purposes only. Unless and until Urgently publicly files this presentation with the Securities and Exchange Commission, this presentation may not be reproduced or redistributed, in whole or in part, without the prior written consent of Urgently. None of Urgently, Otonomo, or any of their directors, officers, employees, financial advisors, legal counsel, or other representatives has made or makes any representation or warranty with respect to the information contained in this presentation or any oral statements made in connection with this presentation, or as to the accuracy or completeness of the foregoing. The information in this presentation and any oral statements made in connection with this presentation are subject to change and are not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Urgently or Otonomo and are not intended to form the basis of any investment decision in Urgently or Otonomo. This presentation does not constitute either advise or a recommendation regarding any securities. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own decisions and perform your own independent investment and analysis of an investment in Urgently or Otonomo and the Merger and any other transactions referenced in this presentation. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Merger, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This presentation is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. Forward-Looking Statements - This presentation contains forward-looking statements within the meaning of the federal securities laws. Such statements are based upon current plans, estimates and expectations of management of Otonomo and Urgently in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “expect,”“may,”“will,”“should,”“could,”“continue,”“estimate,”and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Otonomo’s and Urgently’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Otonomo’s and Urgently’s businesses and the price of Otonomo’s traded securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining shareholder approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Otonomo or Urgently to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Otonomo or Urgently does business, or on Otonomo’s or Urgently’s operating results and business generally; (v) Otonomo’s or Urgently’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Otonomo or Urgently may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Otonomo’s or Urgently’s ability to pursue certain business opportunities or strategic transactions; 2

Forward-Looking Statements (Continued) - (x) the risk that Otonomo or Urgently may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) the risk that integration of the Otonomo and Urgently post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xiv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally; (xv) the impact of the COVID-19 pandemic on Otonomo’s and Urgently’s business and general economic conditions; and (xvi) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Otonomo’s and Urgently’s response to any of the aforementioned factors. Additional factors that may affect the future results of Urgently are set forth in its filings with the United States Securities and Exchange Commission (the “SEC”), including Urgently’s registration statement on Form S-4, as amended, and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular the section entitled “Risk Factors” in Urgently’s registration statement on Form S-4. Additional factors that may affect the future results of Otonomo are set forth in its filings with the SEC, including Otonomo’s most recently filed Annual Report on Form 20-F, Current Reports on Form 6-K, and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 3D of Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 under the heading “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Otonomo and Urgently and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Otonomo and Urgently file from time to time with the SEC. The forward-looking statements in this presentation speak only as of the date of this presentation. Except as required by law, Otonomo and Urgently assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Additional Information - In connection with the proposed transaction, Urgently has filed with the SEC a registration statement on Form S-4, which has been declared effective by the SEC on September 8, 2023, and which includes a proxy statement of Otonomo regarding the proposed transaction (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus has been sent to all Otonomo shareholders. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF OTONOMO AND URGENTLY WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders may obtain a free copy of the Proxy Statement/Prospectus and other documents containing important information about Otonomo and Urgently from the SEC’s website at www.sec.gov. Otonomo makes available free of charge at www.Otonomo.com (in the “Investors” section) copies of materials it files with, or furnishes to, the SEC). Use of Projections - The financial projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Urgently’s and Otonomo’s control. While all financial projections, estimates and targets are necessarily speculative, Urgently and Otonomo believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial projections, estimates and targets. The inclusion of financial projections, estimates and targets in this presentation should not be regarded as an indication that Urgently and Otonomo, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. 3

Use of Data - The data contained herein is derived from various internal and external sources. All of the market data in the presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Internal estimates involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or estimates or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Urgently and Otonomo assume no obligation to update the information in this presentation. Trademarks - Urgently and Otonomo own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Urgently or Otonomo, or an endorsement or sponsorship by or of Urgently or Otonomo. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Urgently or Otonomo will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. No Offer or Solicitation - This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Participants in the Solicitation - Otonomo, Urgently and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Otonomo in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Otonomo’s directors and executive officers in Otonomo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023, as well as the Proxy Statement/Prospectus relating to the proposed transaction. 4

ABOUT US

URGENTLY SNAPSHOT

Safeguard Stranded Drivers, Promptly Assist their Journey, and Employ Technology to Detect and Avert Possible Issues Prior to Breakdowns

Matching Mobility Assets with Exceptional Assistance Experiences



REACTIVE ASSISTANCE
SUPPORTIVE ASSISTANCE
PROACTIVE ASSISTANCE
URGENTLY MOBILITY ASSISTANCE PLATFORM
ADJACENT ASSISTANCE
PREVENTATIVE ASSISTANCE

Key Metrics and Highlights

Founded
2013

Customer Partners
50+

HQ
Vienna, VA

Multi-Year
Contracts with Customer Partners

Employees (FTE's)
242 (Q2 2023)

'20 - '22 CSAT Score
4.5+ (out of 5)

2022 Revenue
$188M
(26% Y/Y Growth)

Service Provider Drivers
66K + Participating Service Provider Vehicles

URGENTLY
PROPRIETARY & CONFIDENTIAL
6

WHAT WE DO: A TYPICAL MORNING ON THE ROAD WITH URGENTLY High Level of Visibility into Roadside Assistance Events Happening Every Day Serviced 1.3M Dispatches in 2022 Annual Dispatches (000s) 1,300 1,173 719 436 2019 2020 2021 2022 Note: Snapshot of real-time Urgently service requests taken on 1/30/2023 PROPRIETARY & CONFIDENTIAL 7

URGENTLY’S KEY POSITION IN THE CONNECTED VEHICLE MARKET With Otonomo, Urgently Can Deliver and Manage Real-World Services from Connected Vehicle Signals Service Providers Roads, Driver & Vehicle Assistance Services / Requests Symptom Analysis Vehicle (Direct & Indirect) Processing, Scoring & Prediction Service Networks Fleet Management Systems PLATFORM Consumer Device Together, Urgently and Otonomo can position to collect the First Signal from vehicles and deliver real-world service to consumers – creating both a unique barrier to entry and ability to monetize the connected assistance value chain PROPRIETARY & CONFIDENTIAL 8

VISION

ENABLING FIRST NOTICE OF SERVICE TO CREATE EXCEPTIONAL CUSTOMER EXPERIENCES A Unique Platform & Services Solution that Establishes a Competitive Moat Driving Behavior Break down Early Warning Route Analysis Signal Symptoms of Problems Occur Early and Often. We can Detect, Model and Predict Vehicle Problems and Deliver Physical Services. PROPRIETARY & CONFIDENTIAL 10

VEHICLE SENSORS HIGHLIGHT STATUS & SYMPTOMS


VEHICLE SENSOR DATA
DERIVED DATA
DERIVED DATA
Weather Data
Events Data
Road Signs
Traffic Data
Friction Data
Trips Data
Lane departure system
Night vision
Front object CCD camera
Front airbag sensors
ASCD
Nighttime pedestrian warning
Drowsiness sensors
Front object laser radar
Nighttime warning lift sensor
Active park assist
Tire pressure sensor
Rear object monitor CCD camera
Cross traffic alert
Central computer
Wheel speed sensor
Tire pressure sensor
Collision sensor
Side airbag SRS
Adaptive cruise control
Steering angle sensor
Automatic brake actuator
Tire pressure sensor
Lane departure system
Rear camera

PROPRIETARY & CONFIDENTIAL 11

CONNECTED SCORING & DETECTION ARE EARLY MONITORING SOLUTIONS Pay per mile Road Conditions UBI Insurance Data Collection, Cleansing, Contextualisation, 85 Processing and Analysis Driver Crash Detection Scoring Agnostic data collection system that is flexible and futureproof Notifications and Maintenance PROPRIETARY & CONFIDENTIAL Triggers 12

SCALED ROADSIDE SERVICE OFFERING The Entry Point to Additional Growth Drivers Support Partner Connected Vehicle Services Expand Existing B2B Business Subscription (Revenue synergies with Offering Otonomo/Floow) Global Market Opportunity Significant Scale in U.S. Deployed and Growing (Next Decade): and a Strong Pipeline in U.S. Market (1) $100B+ PROPRIETARY & CONFIDENTIAL 13 (1) Ptolemus Consulting Group, May 2022.

Q2 2023 FINANCIAL HIGHLIGHTS

($ in millions)	Quarter ended June 30, 2023	Quarter ended June 30, 2022	Highlights
Revenue	$44.0 *+2% y/y*	$43.3	• +$.7 or 2% y/y • Driven by Customer Partner contract optimization, new Customer Partners added, offset by decrease in volume from one auto manufacturer (due to lower sales) and one insurance Customer Partner
Gross Profit	$9.3 *+182% y/y*	$3.3	• +$6 or 182% y/y • Primary drivers are existing Partner contract optimization, reduction in first call activities and nearshoring, partially offset by inflationary pressure on service provider costs
Gross Margin	21.1%	7.5%	• Strong Gross Margin improvement
Operating Loss (1)	($6.1) *Improvement of +61% y/y*	($15.8)	• +61% y/y largely due to higher Gross Profit and reduction in Operating Expenses due to headcount reductions and operating efficiencies
Net Cash Used in Operating Activities	($7.7) *Improvement of +20% y/y*	($9.6)	• +20% y/y

(1) Within the three months ended June 30, 2023 and Jun 30, 2022, the company incurred $1.8 million and $0.9 million of non-recurring transaction costs, respectively.

URGENTLY PROPRIETARY & CONFIDENTIAL 14

Q1 2023 FINANCIAL HIGHLIGHTS Quarter ended Quarter ended ($ in millions) Highlights March 31, 2023 March 31, 2022 • +$9.4 or 23% y/y $49.6 • Driven by Customer Partner contract optimization, new Customer Revenue $40.2 Partners added and an increase in net Customer Partner dispatch +23% y/y volumes • +$6.8 or 279% y/y • Driven by Customer Partner contract optimization, operational $9.3 Gross Profit $2.4 improvements and efficiencies, and onboarding new Customer +279% y/y Partners with higher profit margins Gross Margin 19% 6% • Strong Gross Margin improvement ($10.3) • +36% y/y largely due to higher Gross Profit and nearly similar (1) Operating Loss ($16.2) Improvement of operating expenses +36% y/y ($1.0) Net Cash Used in • +93% y/y Improvement of ($15.0) Operating Activities +93% y/y (1) Within the three months ended March 31, 2023 and March 31, 2022, the company incurred $4.7 million and $0.3 million of non-recurring transaction costs, respectively. PROPRIETARY & CONFIDENTIAL 15

Appendix

MERGER TIMELINE UPDATE SEPTEMBER OCTOBER NOVEMBER Sep 8, 2023 • Oct • (Target end of Oct) Nov • (Target end of Nov) S-4 Declared Effective NASDAQ Listing and Merger Earnings Call and Form 10-Q Closing Filing Sep 18,2023 • Otonomo Shareholder Vote Sep 27,2023 • Investor Day Sep • (Target end of Sep) File amended S-1 17

HISTORICAL FINANCIALS – Balance Sheet (1) (1) (in thousands) ASSETS June 30, 2023 March 31, 2023 December 31, 2022 December 31, 2021 Current assets: Cash and cash equivalents $ 11,947 $ 7,730 $ 6,357 $ 30,156 Restricted cash 1,050 1,050 1,050 1,050 Accounts receivable, net 28,865 30,452 33,966 32,753 Prepaid expenses and other current assets 2,102 2,105 1,073 1,233 Total current assets 43,475 66,064 42,935 40,465 Right-of-use assets 2,485 - 2,148 2,316 Property and equipment, net 341 403 414 503 Intangible assets, net 31 31 31 31 Other non-current assets 468 501 538 1,216 Total assets $ 46,943 $ 67,814 $ 45,923 $ 43,716 LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT Current liabilities: Accounts payable $ 7,536 $ 4,390 $ 9,368 $ 12,023 Accrued expenses 22,624 22,254 13,122 9,151 Accrued interest 11,049 8,784 6,689 1,125 Deferred revenue, current 67 62 349 127 Current lease liabilities 675 714 740 - Derivative liability - - 26,566 - Current portion of long-term debt - 2,561 123,122 53,786 Total current liabilities 28,436 17,354 193,471 97,623 Deferred rent - - - 456 Long-term lease liabilities 1,821 1,964 2,120 - Long-term debt, net 99,443 83,606 - 50,206 Derivative liability 32,765 - - 33,368 Warrant liability 13,957 7,084 9,444 10,324 Other long-term liabilities 39 2,739 5,059 29 Total liabilities 204,775 196,224 181,780 108,529 Redeemable convertible preferred stock 46,334 46,334 46,334 79,856 Stockholders’ deficit: Common stock - - - - Additional paid-in capital 48,480 48,404 48,327 7,161 Accumulated deficit (253,666) (247,246) (229,498) (127,732) Total stockholders' deficit (205,186) (198,842) (181,171) (120,571) Total liabilities, redeemable convertible preferred stock and stockholders' deficit $ 45,923 $ 43,716 $ 46,943 $ 67,814 18 (1) March 31, 2023 and June 30, 2023 financial statements are unaudited

HISTORICAL FINANCIALS – Consolidated Statement of Operations (in thousands, Quarter Ended Quarter Ended Year Ended Year Ended except per share (1) (1) June 30, 2023 March 31, 2023 December 31, 2022 December 31, 2021 data) Revenue $ 187,589 $ 148,508 $ 43,977 $ 49,578 Cost of revenue 34,717 40,319 167,442 140,095 Gross margin 9,260 9,259 20,147 8,413 Operating expenses: Research and development 3,668 3,742 16,733 12,252 Sales and marketing 5,647 4,122 875 1,072 Operations and support 6,046 7,201 36,893 28,680 General and administrative 4,757 7,480 14,129 12,875 Depreciation and amortization 297 242 62 72 Total operating expenses 15,408 19,567 73,699 58,171 Operating loss (6,148) (10,308) (53,552) (49,758) Other income (expense), net: Interest expense (31,454) (3,712) (13,219) (10,951) Interest income - - 7 5 Change in fair value of derivative liabilities 7,138 (111) (4,077) - Change in fair value of warrant liabilities (5,809) (2,232) 1,927 3,633 Warrant expense (1,047) - (1,009) (705) Gain on debt extinguishment 4,913 - - - Foreign exchange gain (loss) (88) 63 16 (11) Total other expense, net (272) (7,440) (42,430) (6,581) Loss before income taxes (6,420) (17,748) (95,982) (56,339) Provision for income taxes - - - - Net loss (6,420) (17,748) $ (95,982) $ (56,339) Loss per share, basic and diluted $ (41.48) $ (114.66) $ (949.36) $ (1,061.64) Weighted average shares outstanding, basic and diluted 154,786 154,786 101,102 53,068 19 (1) March 31, 2023 and June 30, 2023 financial statements are unaudited

HISTORICAL FINANCIALS – Statement of Cash Flows Quarter Ended Quarter Ended (in thousands) Year Ended Year Ended Cash flows from operating activities: (1) (1) June 30, 2023 March 31, 2023 December 31, 2022 December 31, 2021 Net loss $ (6,420) $ (17,748) $ (95,982) $ (56,339) Adjustments to reconcile net loss to net cash used in operating activities: Depreciation and amortization 62 72 297 242 Amortization of right-of-use assets 168 169 675 - Amortization of contract costs to obtain 21 25 697 443 Amortization of contract costs to fulfill 11 12 116 187 Amortization of deferred financing fees 358 342 1,388 755 Stock-based compensation 76 77 494 698 Bad debt expense (recoveries) 200 - (269) 341 Gain on debt extinguishment (4,913) - - - Change in fair value of derivative and warrant liabilities (9,065) (3,522) 9,886 2,232 Warrant expense 1,047 - 1,009 705 Noncash interest expense 10,755 8,722 22,002 329 Issuance of common stock warrants for services - - 92 - Changes in operating assets and liabilities: Accounts receivable 1,387 3,514 (944) (8,488) Prepaid expenses and other current assets 160 869 3 (1,348) Other assets 1 - (135) (705) Accounts payable (2,655) 4,487 3,146 1,649 Accrued expenses 1,496 7,204 3,812 2,225 Deferred rent - - - (16) Deferred revenue 5 (287) 222 113 Lease liabilities (182) (182) (756) - Long-term liabilities (250) (4,770) 10 (237) Net cash used in operating activities (7,738) (1,016) (54,237) (57,214) Cash flows from investing activities: Purchases of property, equipment and software - (61) (208) (340) Acquisition of intangible asset - - - (16) Net cash used in investing activities - (61) (208) (356) Cash flows from financing activities: Proceeds from issuance of long-term debt, net of discount 10,000 - - 56,700 Proceeds from revolving line of credit - - - 41,075 Repayment of revolving line of credit and term loan - - - (55,325) Refunds (payments) of deferred financing fees (291) - 629 (4,424) Proceeds from issuance of convertible notes payable 2,246 2,450 30,000 39,957 Proceeds from exercise of warrants - - - 51 Proceeds from exercise of stock options - - 17 18 Net cash provided by financing activities 11,955 2,450 30,646 78,052 Net increase (decrease) in cash, cash equivalents and restricted cash 4,217 1,373 (23,799) 20,482 Cash, cash equivalents and restricted cash at beginning of period 8,780 7,407 31,206 10,724 Cash, cash equivalents and restricted cash at end of period $ 12,997 $ 8,780 $ 7,407 $ 31,206 20 (1) March 31, 2023 and June 30, 2023 financial statements are unaudited